Mail Stop 4561

December 14, 2007

P. Morgan McCune
President and Chief Executive Officer
Triple A Medical, Inc.
604 Creekview
Ovilla, TX 75154

       Re: **Triple A Medical, Inc.**
             Post-Effective Amendment No. 1 to Registration Statement on Form SB-1
             Filed November 27, 2007
             File No. 333-142979

Dear Mr. McCune:

We have limited our review of your filing to those issues we have addressed in our comment below. Where indicated, we think you should revise your document in response to these comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing your revised document, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Your prospectus cover page indicates that you are registering a best-efforts offering in which investors' funds will be returned to them if you do not raise a minimum of $75,000 from the sale of your common stock by March 6, 2008. We understand from your counsel, however, that the company raised an amount in excess of the $75,000 minimum prior to November 6, 2007, and that the company now intends to retain all proceeds from the offering. Please revise your prospectus cover page, offering summary and plan of distribution disclosure to provide a more complete explanation of the offering. Your amended filing should clarify the current status of the offering, which appears to be a best-efforts offering in which all proceeds received in the future will be retained by the company regardless of additional amounts raised.

Financial Statements and related matters

2. We note that the financial statements in your filing are stale. The amendment should provide financial information that satisfies the requirements of paragraphs (b) and (g) of Item 310 of Regulation S-B. Please update the remainder of the prospectus appropriately, to conform with the updated financial and other information you will be adding.

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Before the amended registration statement is declared effective pursuant to Section 8 of the Securities Act, the company should provide us with a letter, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

Please contact Katherine Wray at (202) 551-3483 with any questions. If you require further assistance you may contact me at (202) 551-3462. You may also contact the Assistant Director, Barbara C. Jacobs, if you thereafter have any other questions.

Sincerely,

Mark P. Shuman
Branch Chief – Legal

cc: Via Facsimile (214) 706-4242
        Jeff Mullins
        Scheef & Stone, LLP
        Telephone: (214) 706-4200